[PALATIN TECHNOLOGIES, INC. LETTERHEAD]

April 7, 2011

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Palatin Technologies, Inc. Form 10-K for the Fiscal Year Ended June 30, 2010 Filed September 27, 2010 File No. 001-15543

Dear Mr. Riedler:

On behalf of Palatin Technologies, Inc., we respond as follows to the comments dated March 23, 2011 from the staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-captioned public filing (the “2010 10-K”). Please note that for your convenience, we have recited each of the staff’s comments and have provided our response to each comment immediately thereafter.

In the proposed disclosures provided below, changes from the 2010 10-K are shown with material to be deleted ~~struck through~~ and material to be added underlined.

Form 10-K, filed September 27, 2010

Patents and Proprietary Information, page 9

1.
We note your response to prior comment 2.  In regard to the patent applications that are licensed to AstraZeneca, we also note your response that such patent applications are confidential, non-public documents until published as required under patent laws.  However, we are not asking you to identify the specific patents that have been licensed to AstraZeneca or any confidential information contained within those patents.  Rather, we are asking for information that clarifies the general scope of your patent coverage for your various product categories.  Accordingly, please provide us with proposed disclosure for future filings that reflect the number of issued patent and pending patent applications, and the respective jurisdictions, relating to your compounds that target melanocortin receptors for the treatment of obesity, diabetes and related metabolic syndrome.

Response:

The requested disclosure will be made in the 2011 10-K.  The disclosure will be made in the subsection corresponding to the subheading “Patent Protection”, which begins on page 9 of the 2010 10-K, and specifically the paragraph therein relating to AstraZeneca.  Unless there has been a change in our business such that the statement is no longer material, and as otherwise required to update the disclosure, we will in substance provide disclosure as follows:

~~We own a number of United States and foreign patent applications that are licensed to AstraZeneca under our research collaboration and license agreement relating to our obesity program.~~ Under ~~the~~ our research collaboration and license agreement with AstraZeneca, AstraZeneca is responsible for prosecution of ~~these~~ licensed patent applications and maintenance of issued patents in the United States and other countries. One patent application covering a class of compounds is pending in the United States, and if any patent issues, the presumptive term will be until 2029. Additionally, AstraZeneca is prosecuting a patent application under the Patent Cooperation Treaty and in the United States in its name resulting from its collaboration with us, on which our employees are inventors and for which royalties would be payable under our agreement with AstraZeneca if a compound covered by a claim of this application is developed for commercialization. AstraZeneca will be required to enter national stage prosecution on the Patent Cooperation Treaty application, including determining the countries in which AstraZeneca intends to seek patent protection, by November 2011. If any patent issues, the presumptive term will be until 2030. ~~However, many~~ Neither of these patent applications have ~~not yet~~ been examined, and we do not know the scope of patent claims that will be allowed, or whether any patents will issue. Additionally, until one or more compounds subject to the agreement with AstraZeneca are developed for commercialization, which may never occur, we cannot evaluate the duration of ~~patents or their effect on the program~~ any potential patent term extension under the Hatch-Waxman Amendments.

* * * * *

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me directly at (609) 495-9197 should you require additional information.

Very truly yours,

/s/ Stephen A. Slusher

Stephen A. Slusher
Chief Legal Officer